Correspondence

DEL MAR INCOME PARTNERS, LTD.
222 Milwaukee Street, Suite 304
Denver, CO 80206

February 1, 2006

Elaine Wolff
Jennifer Gowetski
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Del Mar Income Partners, Ltd. File No. 333-118092

Dear Ms. Wolff and Ms. Gowetski:

        The following is in response to your comment letter dated January 11, 2006 in the referenced matter. For ease of reference, each comment in your letter has been repeated and followed by our response in italics.

General

1.	We note your response to comment no. 2 and the revised disclosure on page 7. Please expand the disclosure in the summary to briefly discuss that you may collateralize loans with personal property.

The disclosure in the summary has been expanded.

Risk Factors, page 6

2.	We note your response to comment no. 8 and the revised disclosure on page 10. This new risk factor disclosure appears to be in the middle of a risk factor describing the conflicts of interest with your manager. Please revise or advise.

The risk factors have been rearranged.

Management’s Discussion and Analysis, page 17

Results of Operations From Inception Through September 30, 2005

3.	Please tell us if you have considered the costs that will be expended in connection with foreclosing on the property in question when analyzing the amount of your allowance.

Elaine Wolff
Jennifer Gowetski
February 1, 2006

We have considered these costs. Certain of the items listed in the first paragraph of the Results of Operations in the Management’s Discussion and Analysis section relate primarily to the costs anticipated in connection with foreclosure and sale of the property. In particular, closing costs and legal fees reflect these costs.

Business, page 22

4.	We note your disclosure of the loan made in August 2005 for $135,000, secured by a first mortgage on an office building in Asheboro, NC. Please tell us what the borrower’s intentions are for the property. If the borrower does not intend to sell the property before the maturity of the loan, tell us how you anticipate the borrower will repay the loan. Additionally, tell us the current fair value of the property.

It is our understanding that the borrower does not intend to sell the property before the maturity of the loan. The borrower operates a medical practice on the premises. The borrower expects to refinance the loan prior to maturity as her financial condition improves. Our review of the property prior to making the loan indicated a value of approximately $218,000, and we believe that is the approximate current fair value of the property.

Regulation, page 26

5.	We note your response to comment no. 15 that there is not a separate opinion referencing the loans to be made by Del Mar, but that Del Mar believes that the information may be relied upon in connection with the loans it made in St. Joseph, Missouri. Please expand your disclosure in this section to clarify that Del Mar relied on an opinion referencing a loan to be made by Regatta Capital and no opinion referenced the loans to be made by Del Mar. In addition, please include corresponding risk factor disclosure, if appropriate

Revisions have been made regarding the legal opinion in the Regulation subsection and in the risk factor regarding usury laws.

Past Performance of Regatta Capital Limited, page 30

6.	We note the revised disclosure on page 31 and that you have deleted the following sentence: “Since 2001, Regatta has received $4,625,645 in gross proceeds from its lending activities.” Please revise your disclosure to clarify, if true, that Regatta has borrowed $5,587,518 from investors and has paid out $4,154,742, comprised of $2,012,600 in return of principal and $2,142,142 in earned interest.

We have revised the disclosure in the Past Performance section to reflect amounts borrowed from investors (including reinvestments), and the amounts paid to investors in return of principal and earned interest, including reinvestments.

Elaine Wolff
Jennifer Gowetski
February 1, 2006

7.	We note your response to comment no. 14 and the revised disclosure regarding the oral agreement between Regatta and its note holders. Please expand your disclosure to include the total length of time that principal and interest payments have been deferred and clarify whether the 4% interest for four years is a form of default interest to be paid in addition to the base interest payable pursuant to the notes.

We have expanded and clarified the disclosure regarding payments to be made to Regatta’s note holders in the Past Performance section and in the risk factor regarding Regatta’s problem loans.

Principal Stockolders. page 32

8.	We note that the number of shares beneficially owned by Stephen D. Replin has decreased. Please explain to us the reason for this decrease.

There was no transfer by Mr. Replin. The change was made to correct the number of shares owned by Regatta which may be deemed to be beneficially owned by Mr. Replin.

Interim Financial Statements

Balance Sheets. page F-2

9.	Please classify assets not expected to be realized in cash or sold in the normal operating business cycle outside of current assets. Please tell us how long you anticipate it will take before you are able to foreclose on the properties securing the notes in default, and how long it wil1 take before those assets can be sold.

The assets have been classified accordingly. We plan to make preparations for the sale of the properties in Missouri. We anticipate that it will take a few months to sell the properties.

Part II

Past Performance Tables, page 11-4

10.	We note your response to comment no. 20 that Table II and Table III are inapplicable to Regatta. We disagree with your analysis that Regatta does not operate programs for investors. Regatta’s investors appear to be passive and the fact that Regatta issued debt rather than equity is not dispositive of whether Regatta operated a program. We continue to believe that these tables should be included in the disclosure so that investors are able to review Regatta’s financial performance and reissue our previous comment.

Additional tables have been included pursuant to our counsel’s discussion with Ms. Gowetski of the Staff.

Elaine Wolff
Jennifer Gowetski
February 1, 2006

11.	Please revise to include the tables in the back of the prospectus and label each table in accordance with Guide 5. In addition, please revise the “Summary Past Performance History” table or otherwise include the location of the collateral for the loans.

As stated, additional tables have been included. Also, a table has been included to indicate the location of the collateral for the loans.

12.	We note your revisions to the “Summary Investor History” table. Please note that this table appears to include some of the information that would be required to be included in Table II. Please expand the table to include amounts raised and clarify whether the column for “amount received from investors” is meant to represent the total amounts raised from investors. Please clarify the significance of “cumulative” invested amounts. Are these the amounts that investors have rolled over? If not, please expand the table to provide the total principal amount that has been ‘“rolled over” in each year.

Pursuant to our counsel’s discussion with Ms. Gowetski, the “Summary Investor History” table has been deleted and replaced with other tables. Specific disclosure has been provided regarding the “rolled over” amounts.

        We will provide the Staff with marked copies of the amendment to expedite review. Thank you for your courtesies in promptly reviewing this amendment.

Sincerely,

/s/ Stephen D. Replin

Stephen D. Replin

cc:     Robert M. Bearman